EXHIBIT 99.8

CREAM MINERALS LTD.
Suite 890 – 789 West Pender Street
Vancouver, B.C.  V6C 1H2
www.creamminerals.com

August 29, 2013	TSX Venture Exchange Symbol: CMA U.S. 20-F Registration: 000-29870 OTCQB: CRMXF Frankfurt Stock Exchange: DFL

Cream Minerals Announces Non-Brokered Private Placement and
Proposed Corporate Reorganization

Vancouver, BC – August 29, 2013 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) announces that Cream has agreed not to proceed with the sale of the Company’s Nuevo Milenio Silver-Gold Property as previously announced on July 22, 2013.  The Company’s Board proposes a corporate reorganization consisting of the following:

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The consolidation of all of Cream’s outstanding common shares on a ten (10) for one (1) basis (the “Share Consolidation”) (All numerical references in this News Release to the common shares of Cream shall hereinafter refer to the common shares of Cream on a post-Share Consolidation basis);

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Concurrent with the Share Consolidation, completion of a non-brokered private placement of up to 10,000,000 units (“Units”) at a price of $0.10 per Unit for gross proceeds of up to $1,000,000 (the “Private Placement”), of which 6,000,000 Units (for gross proceeds of $600,000) shall be the minimum offering.  Mr. Frank Lang, former Chairman and a shareholder of the Company who presently holds approximately 17.1% of the issued and outstanding common shares of the Company, has agreed to subscribe or arrange for the subscription of the minimum offering of $600,000 of the Private Placement, subject to obtaining shareholder and regulatory approvals as described below;

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Each Unit will be comprised of one common share of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.25 for a term of two years after the closing of the Private Placement;

—	The Company will change its name to “Agave Silver Corp.”, or such other name as the TSX Venture Exchange (the “TSX-V”) may accept (the “Name Change”);

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In connection with the proposed Private Placement and Name Change, the Company’s Board will be restructured.  Michael O’Connor, Christopher Hebb, Gerald Feldman, Robin Merrifield and Dwayne Melrose will not stand for re-election at the next annual shareholders’ meeting, and Benjamin Ainsworth and Darryl Drummond will stand for election as new directors.  Ronald Lang will seek re-election as a director;

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Following restructuring of the Board, Michael O’Connor will resign as President and CEO of the Company, Ronald Lang will be appointed as new President and CEO and Darryl Drummond will act as lead director in accordance with Canadian securities law best practices.  Angela Yap, CFO, will remain with the Company.

The Company has called an annual general and special shareholders meeting to be held on September 27, 2013 (the “Shareholders’ Meeting”) to, among other things, restructure the Board. The record date to determine shareholders entitled to receive notice of and vote at the Shareholders’ Meeting has been set as August 29, 2013.

Frank Lang’s subscription of up to 6,000,000 Units, together with the common shares of the Company that he currently holds, would result in Mr. Lang holding more than 20% of the post-consolidated outstanding common shares of the Company.  In accordance with the TSX-V’s policies, this will constitute a creation of a new “Control Person”, and will require the approval of the majority of the disinterested shareholders of the Company.  Accordingly, at the Shareholders’ Meeting, the disinterested shareholders of Cream will also be asked to approve Mr. Lang’s participation of up to 6,000,000 Units in the Private Placement.

Subject to receipt of approvals to the foregoing at the Shareholders’ Meeting, the Company will complete the Share Consolidation, Name Change and Private Placement promptly following the Shareholders’ Meeting.  The Share Consolidation, Private Placement and Name Change are all subject to the approval of the TSX-V.

Benjamin Ainsworth brings his extensive experience in the mining industry to Cream.  He is a registered professional geological engineer in British Columbia and Saskatchewan.  Mr. Ainsworth earned an honours degree in geology from Oxford University in 1962.  In 1965, he joined Placer Development, Vancouver, after working in base metal exploration in Ireland and completing service as a Development Geologist with the Ghana Geological Survey. After over 20 years of service with Placer in Canadian and international projects, he formed a mineral exploration consultancy in 1987 and continues to provide consulting services to participants in the mining industry.  Mr. Ainsworth is the CEO and a director of Alpha Minerals Inc. (TSX-V: AMW), and the President and a director of Canyon Copper Corp. (TSX-V:CNC).

Darryl Drummond is a Ph.D. and professional geological engineer with over 40 years of experience in the mining industry.  He has been a director of a number of publicly-listed mineral resource companies and is currently a director of Gold Port Resources Ltd. (TSX-V: GPO).  He graduated from the University of British Columbia with a B.A.Sc. in Geological Engineering in 1959 and with an M.A.Sc in 1961. He obtained his Doctorate degree in 1966 from the University of California at Berkeley.  As an undergraduate and graduate, he worked with Kennco Explorations (Western) Ltd. during the period of 1958 to 1961. He has been associated with the Placer Development Group of Companies since 1963, first with Craigmont Mines Ltd, then Endako Mines and Gibraltar Mines.  Since 1981, Dr. Drummond has been a consulting professional engineer, concentrating on all aspects of mineral deposit evaluation covering precious metal, base metal, and industrial mineral types in such countries as Argentina, Canada, Chile, China, Costa Rica, Ecuador, Guyana, Mexico, Philippines, USA and Venezuela. He is a member of the Society of Economic Geology and a member of the Geology Section of the Canadian Institute of Mining and Metallurgy.

Ronald Lang, a director and proposed new CEO and President, states, "With the proposed financing and corporate reorganization, the Company will continue to advance mining exploration and development of its silver properties in Mexico and North America with the goal of optimizing shareholder value.  On behalf of the Board of Directors, we thank Michael O'Connor for his invaluable service to the Company over the years.  His dedication to Cream and his tireless efforts on behalf of the Company during these turbulent economic times has positioned Cream well in the future to meet the challenges that lie ahead.  On behalf of Cream, I thank Christopher Hebb, Robin Merrifield, Gerald Feldman and Dwayne Melrose for their service as directors over the years.  We wish them all the very best in their future endeavours."

By virtue of holding more than 10% of the issued and outstanding common shares of the Company, Frank Lang is a “related party” to the Company and his proposed participation in the Private Placement is considered to be a “related party transaction” within the meaning of applicable securities laws.  Mr. Lang’s proposed participation in the Private Placement will be exempt from the formal valuation requirement of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions as Cream is not listed on certain specified stock exchanges.

About Cream

Cream Minerals is a mineral exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Christopher Hebb, LLB, Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.  Forward-looking information is generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions.  Forward-looking information in this news release include statements about the proposed Private Placement, proposed management restructuring and the Company's future plans, objectives and business strategy.

In connection with the forward-looking information contained in this news release, the Company has made numerous assumptions, regarding, among other things, the assumption that the Company will complete the Private Placement; the receipt of necessary shareholder and regulatory approvals; and the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  While the Company considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein.  Known risk factors include, among others: the proposed Board restructuring and Frank Lang’s participation in the Private Placement may not receive the required shareholder and/or regulatory approvals; the possibility that the Private Placement will not be completed at all; and the possibility that the Company may not be able to continue as a going concern in the near term.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com.  All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.